CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended
March 31, 2017 and 2016
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the three months ended March 31, 2017 and 2016
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

	Note	2017	2016

Metal revenues	13	$32,306	$28,609

Cost of sales (including depreciation and depletion)	4a)	21,201	22,274

Earnings from mine operations		11,105	6,335

Corporate and administrative expenses	4b)	1,325	2,141
Impairment of exploration and evaluation asset	3	-	12,779

Earnings (loss) from operations		9,780	(8,585)

Other income (expense), net		50	(11)
Finance expense	4c )	(238)	(1,353)
Loss on derivative contracts		(1,421)	(389)
Foreign exchange gain (loss)		47	(269)

Earnings (loss) before income taxes		8,218	(10,607)

Income taxes
Current tax expense		2,829	183
Deferred tax recovery		(653)	(70)
		2,176	113

Earnings (loss) and comprehensive income (loss) for the period		$6,042	$(10,720)

Weighted average shares outstanding:
Basic	11	355,628,602	315,440,663
Diluted	11	359,982,389	315,440,663

Earnings (loss) per share:
Basic	11	$0.02	$(0.03)
Diluted	11	$0.02	$(0.03)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2017 and 2016
(In thousands of United States dollars) - Unaudited

	Note	2017	2016

OPERATING ACTIVITIES
Earnings (loss) before income taxes		$8,218	$(10,607)
Items not affecting cash:
Depletion and depreciation	4a)	1,839	3,281
Finance expense	4c)	238	1,353
Loss on derivative contracts		1,421	389
Share-based payments	10b)	177	223
Impairment of exploration and evaluation asset	3	-	12,779
Termination benefits	10a)	-	11
Unrealized foreign exchange (gain) loss		(174)	575
		11,719	8,004
Changes in non-cash working capital items:
Trade and other receivables		1,232	2,004
Inventories		920	(1,909)
Advances and prepaid expenses		61	56
Trade payables and accrued liabilities		(529)	(5,782)
Income taxes paid		(3,660)	-
Cash provided by operating activities		9,743	2,373

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(4,842)	(3,006)
Deposit on asset held for sale		-	250
Restricted cash		-	1,289
Cash used in investing activities		(4,842)	(1,467)

FINANCING ACTIVITIES
Interest paid	7	(5)	(300)
Loan facility extension fees		-	(240)
Cash used in financing activities		(5)	(540)

Effects of exchange rate changes on the balance of cash held in foreign currencies		421	92

Increase in cash and cash equivalents		5,317	458
Cash and cash equivalents, beginning of period		33,877	9,183
Cash and cash equivalents, end of period		$39,194	$9,641

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

	Note	March 31, 2017	December 31, 2016

ASSETS
Current
Cash and cash equivalents		$39,194	$33,877
Trade and other receivables	5	6,335	8,899
Inventories	6	9,147	10,335
Advances and prepaid expenses		1,495	1,556
Derivative asset	12	454	1,875
Total current assets		56,625	56,542

Mineral properties, plant and equipment, exploration and evaluation	7	116,867	114,301
Total assets		$173,492	$170,843

LIABILITIES
Current
Trade payables and accrued liabilities	8	$14,284	$17,187
Equipment financing	7	95	378
Other provisions		1,226	1,219
Total current liabilities		15,605	18,784

Warrant liability	9	2,640	2,471
Deferred tax liabilities		2,737	3,354
Provision for site reclamation and closure		3,205	3,148
Total liabilities		24,187	27,757

EQUITY
Issued capital		212,698	212,698
Share-based payment reserve		18,494	18,317
Deficit		(81,887)	(87,929)
Total equity		149,305	143,086
Total liabilities and equity		$173,492	$170,843

Events after the reporting period (note 5, 12)

Approved by the Directors

"Greg McCunn"	Director	"Paula Rogers"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based	(Deficit)
		common	Issued	payment	Retained	Total
		shares	capital	reserve	earnings	equity
Balance at January 1, 2017	Note	355,628,602	$212,698	$18,317	$(87,929)	$143,086
Earnings and comprehensive income for the period		-	-	-	6,042	6,042
Share-based payments	10b )	-	-	177	-	177
Balance at March 31, 2017		355,628,602	$212,698	$18,494	$(81,887)	$149,305

Balance at January 1, 2016		315,332,190	$198,649	$17,480	$(119,667)	$96,462
Loss and comprehensive loss for the period		-	-	-	(10,720)	(10,720)
Share-based payments	10b )	-	-	223	-	223
Shares issued for debenture interest	10a )	130,020	27	-	-	27
Shares issued in lieu of termination benefits	10a )	100,000	11	-	-	11
Balance at March 31, 2016		315,562,210	$198,687	$17,703	$(130,387)	$86,003

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. On May 26, 2015, Timmins acquired all the outstanding common shares of Newstrike Capital Inc. (“Newstrike”). Through this acquisition, Timmins acquired Newstrike’s wholly owned subsidiary Minera Aurea, S.A de C.V. which holds a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico.

The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 615 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2016 and 2015 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements with the exception of the adoption of narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which were effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's condensed interim consolidated financial statements.

These interim financial statements were approved by the Board of Directors and authorized for issue on May 10, 2017.

b)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements.

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

3.	CABALLO BLANCO PROPERTY SALE

During the three months ended March 31, 2016, the Caballo Blanco Property, which was disposed of on July 20, 2016, was classified as an asset held for sale and an impairment charge of $12,779 was recorded to reduce the carrying amount of the Caballo Blanco Property to its fair value.

4.	EXPENSES

a)	Cost of sales:

	Three months ended March 31,
	2017	2016
Costs of contract mining	$9,313	$11,449
Crushing and gold recovery costs	6,887	7,415
Mine site administration costs	1,025	911
Transport and refining	81	88
Royalties	161	142
Demobilization costs	-	1,281
Change in inventories	1,895	(2,293)
Production costs	19,362	18,993
Depreciation and depletion	1,839	3,281
Cost of sales (including depreciation and depletion)	$21,201	$22,274

b)	Corporate and administrative expenses:

		Three months ended March 31,
	Note	2017	2016
Salaries		$474	$641
Consulting and professional fees		351	615
Share-based payments	10b)	177	223
Rent and office costs		70	76
Administrative and other		253	586
Corporate and administrative expenses		$1,325	$2,141

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

4.	EXPENSES (Continued)

c)	Finance expense:

		Three months ended March 31,
	Note	2017	2016
Loss on revaluation of warrant liabilities	9	$169	$580
Accretion of provision for site reclamation and closure and other provisions		64	13
Interest on loan facility and equipment financing	7	5	300
Accretion of loan facility		-	384
Accretion on extinguished liability		-	57
Interest on debenture		-	19
Finance expense		$238	$1,353

5.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2017	2016
Trade receivable	$257	$1,322
VAT receivable (1)	3,465	4,921
Receivable on Caballo Blanco Property sale	2,500	2,500
Other receivables	113	156
	$6,335	$8,899

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three months ended March 31, 2017, the Company collected $3,601 (three months ended March 31, 2016 - $5,803) of the VAT receivable. Subsequent to March 31, 2017, $558 of VAT was received by the Company.

6.	INVENTORIES

	March 31,	December 31,
	2017	2016
Ore in process	$4,171	$6,347
Supplies	4,976	3,988
	$9,147	$10,335

The costs of inventories recognized as an expense for the three months ended March 31, 2017, were $16,200 (three months ended March 31, 2016 - $18,864) and are included in cost of sales.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Mineral	Plant and	Exploration
	properties	equipment (1,2)	and evaluation	Total
Cost
At January 1, 2017	$176,503	$112,385	$84,190	$373,078
Expenditures	401	819	2,917	4,137
At March 31, 2017	176,904	113,204	87,107	377,215
Accumulated depreciation, depletion and impairment At January 1, 2017	157,856	92,243	8,678	258,777
Depreciation and depletion	1,248	323	-	1,571
At March 31, 2017	159,104	92,566	8,678	260,348
Carrying amount at March 31, 2017	$17,800	$20,638	$78,429	$116,867

		Mineral	Plant and	Exploration
	Note	properties	equipment (1,2)	and evaluation	Total
Cost
At January 1, 2016		$176,089	$104,361	$108,253	$388,703
Expenditures		1,303	8,024	5,839	15,166
Caballo Blanco Property sale		-	-	(29,902)	(29,902)
Change in reclamation obligation		(889)	-	-	(889)
At December 31, 2016		176,503	112,385	84,190	373,078
Accumulated depreciation, depletion, impairment At January 1, 2016		166,166	93,157	8,678	268,001
Depreciation and depletion		10,201	4,274	-	14,475
Impairment of exploration and evaluation	3	-	-	12,737	12,737
Caballo Blanco Property sale	3	-	-	(12,737)	(12,737)
Impairment reversal of mineral properties, plant and equipment		(18,511)	(5,188)	-	(23,699)
At December 31, 2016		157,856	92,243	8,678	258,777
Carrying amount at December 31, 2016		$18,647	$20,142	$75,512	$114,301

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

(1)

The Company entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2%. On November 15, 2015, the Company renegotiated the terms of repayment. As a result, the remaining balance of $1,229 was payable in 19 monthly instalments with the final instalment being paid on April 25, 2017. The first six instalments were for the interest portion only with the remaining instalments to include equal principal repayments of $95. At March 31, 2017, the equipment financing balance was $95 (December 31, 2016 - $378).

	(2)	Plant and equipment includes construction-in-progress assets of $12,446 (December 31, 2016 - $13,590).

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2017	2016
Trade payables	$10,839	$10,609
Income taxes payable	796	2,800
Accrued liabilities (1)	924	2,053
Vendor loan	1,725	1,725
	$14,284	$17,187

(1)	Accrued liabilities at March 31, 2017, include bonuses of $nil (December 31, 2016 - $1,007).

9.	WARRANT LIABILITY

a)	Bought deal financing

On November 30, 2016, the Company closed a bought deal financing issuing 36,400,000 units of the Company. Each unit included one common share of the Company and one-half of one common share purchase warrant. 18,200,000 warrants were issued as a result of the financing. The warrants are listed for trading on the Toronto Stock Exchange under the symbol TMM.W. The opening price on November 30, 2016, was C$0.07 ($0.05). Each warrant is exercisable for one common share of the Company at a price of C$0.70 ($0.52) per share prior to May 30, 2018. As at March 31, 2017, and December 31, 2016, there were 18,200,000 of these share purchase warrants outstanding.

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 4(c)).

At March 31, 2017, the share purchase warrants were revalued to a fair value of $1,231 (December 31, 2016 - $1,220), using the closing price of C$0.09 ($0.07) (December 31, 2016 - C$0.09 ($0.07)), recognizing a loss during the three months ended of $11 (three months ended March 31, 2016 - $nil) on the revaluation of the share purchase warrant liability (note 4(c)).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

9.	WARRANT LIABILITY (Continued)

b)	Private placement

On October 19, 2015, in connection with a C$6,000 ($4,616) non-brokered private placement with Goldcorp, the Company issued 10,000,000 share purchase warrants. Each share purchase warrant is exercisable for one common share of the Company at a price of C$0.35 ($0.27) per share for a term of 24 months. Following the eleven month anniversary date, at the election of the Company, the share purchase warrants would be subject to an accelerated cancellation period of 10 days if the Company’s closing share price meets or exceeds C$0.60 ($0.46) per share for a period of 20 consecutive days. Should the Company elect to cancel the warrants, payment to the warrant holder would be required in the amount of the difference between the exercise price and the five day volume weighted average share price for each warrant cancelled. As at March 31, 2017, and December 31, 2016, there were 10,000,000 of these share purchase warrants outstanding.

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 4(c)).

On March 31, 2017, the share purchase warrants were revalued to a fair value of $1,409 (December 31, 2016 - $1,251) using the following weighted average assumptions for the Black-Scholes option pricing:

	March 31,	December 31,
	2017	2016
Risk-free interest rate	0.75%	0.69%
Expected life of options	0.6 years	0.8 years
Annualized volatility	75.5%	97.2%
Dividend rate	0.0%	0.0%

During the three months ended March 31, 2017, the Company recognized a loss of $158 (three months ended March 31, 2016 - $580) on the revaluation of the share purchase warrant liability (note 4(c)).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

10.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

There were no common share transactions during the three months ended March 31, 2017.

The Company had the following common share transactions during the three months ended March 31, 2016:
•	The Company issued 130,020 common shares valued at $27 to settle debenture common share interest.
•	The Company issued 100,000 common shares valued at $11 in connection to termination benefits.

At March 31, 2017, there were 355,628,602 issued and outstanding common shares (December 31, 2016 - 355,628,602). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to eighteen months.

Share option transactions and the number of share options outstanding during the three months ended March 31, 2017, and year ended December 31, 2016, are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2016	21,465,500	1.47
Granted	2,550,000	0.33
Expired	(5,236,000)	2.14
Forfeited	(925,000)	0.87
Outstanding at December 31, 2016	17,854,500	1.15
Granted	2,200,000	0.46
Expired	(1,600,000)	2.56
Outstanding at March 31, 2017	18,454,500	0.94
Exercisable at March 31, 2017	11,942,000	1.14

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

10.	EQUITY (Continued)

Share options outstanding and exercisable at March 31, 2017, are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.25 - 1.00	12,738,500	0.55	3.79	6,851,000	0.61	3.53
1.01 - 2.00	4,315,000	1.46	2.36	3,690,000	1.44	2.33
2.01 - 3.14	1,401,000	2.99	3.23	1,401,000	2.99	3.32
	18,454,500	0.94	3.42	11,942,000	1.14	3.13

The fair value of share options recognized as an expense during the three months ended March 31, 2017, was $177 (three months ended March 31, 2016 - $223).

The weighted average grant date fair value of options granted during the three months ended March 31, 2017, was C$0.29 ($0.22) (three months ended March 31, 2016 - $nil). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three months ended March 31, 2017:

March 31,
2017
Risk-free interest rate	1.0%
Expected life of options	4.5 years
Annualized volatility	76.5%
Forfeiture rate	2.2%
Dividend rate	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

11.	EARNINGS (LOSS) PER SHARE

	Three months ended March 31, 2017			Three months ended March 31, 2016
		Weighted			Weighted
	Earnings for	average shares	Earnings	Loss for	average shares	Loss
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$6,042	355,628,602	$0.02	$(10,720)	315,440,663	$(0.03)
Effect of dilutive securities:
Share options	-	1,463,766	-	-	-	-
Warrants	-	2,890,021	-	-	-	-
Diluted EPS	$6,042	359,982,389	$0.02	$(10,720)	315,440,663	$(0.03)

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

11.	EARNINGS (LOSS) PER SHARE (Continued)

At March 31, 2017, 18,454,500 (March 31, 2016 - 21,015,500) share options were outstanding, of which 13,829,500 were anti-dilutive (March 31, 2016 - 21,015,500) because the underlying exercise price exceeded the average market price for the three months ended March 31, 2017.

At March 31, 2017, 10,000,000 (March 31, 2016 - 10,000,000) private placement share purchase warrants (note 9(b)) were outstanding, of which nil (March 31, 2016 - 10,000,000) were anti-dilutive because the underlying exercise price exceeded the average market price for the three months ended March 31, 2017.

At March 31, 2017, 18,200,000 (March 31, 2016 - nil) bought deal financing share purchase warrants (note 9(a)) were outstanding, all of which were anti-dilutive because the underlying exercise price exceeded the average market price for the three months ended March 31, 2017.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At March 31, 2017, and December 31, 2016, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the share purchase warrants and the derivative asset.

The carrying values of cash and cash equivalents, trade and other receivables, trade payables, vendor loan and equipment financing approximate their fair value due to their short-term nature.

As at March 31, 2017, the Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 18,700 gold ounces were placed under these contracts with expiry dates through to December 26, 2017, with a weighted average floor price of $1,232 per gold ounce and a weighted average maximum sales price of $1,354 per gold ounce. At May 10, 2017, 15,400 of these option contracts were unsettled and 3,300 had expired. The fair value of the derivative asset of $454 (December 31, 2016 - $1,875) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

Subsequent to March 31, 2017, the Company entered into an option contract where 3,300 gold ounces were placed with an expiry date of July 27, 2017, with a floor price at $1,200 per gold ounce and a maximum sales price of $1,340. At May 10, 2017, all 3,300 gold ounces were unsettled.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(In thousands of United States dollars, except where noted) - Unaudited

13.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At March 31, 2017, all of the Company’s operating and capital assets are located in Mexico except for $12,846 (December 31, 2016 - $14,033) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three months ended March 31, 2017 and 2016, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended March 31,
	2017	2016
Customer A	91%	95%
Customer B	6%	-
Customer C	3%	5%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations, 100% of which are derived in Mexico, for the three months ended March 31, 2017 and 2016, are as follows:

	Three months ended March 31,
	2017	2016
Gold	$32,098	$28,387
Silver by-product	208	222
	$32,306	$28,609